COMPANY LAW BOARD
PRINCIPAL BENCH
NEW DELHI

	CP NO.	001/2009
	CA NO.	330/09, 465/09, 527/09
PRESENT:	SH. S. BALASUBRAMANIAN
CHAIRMAN
ATTENDANCE-CUM-ORDER SHEET OF THE HEARING OF PRINCIPAL BENCH OF THE COMPANY LAW BOARD ON 16/10/2009 AT 2.30 P.M.
NAME OF THE COMPANY: M/S. SATYAM COMPUTER SERVICES LTD.
SECTION OF THE COMPANIES ACT: 388B/397/398/408

S.NO.	NAME	DESIGNATION	REPRESENTATION	SIGNATURE

1.	SANJAY SHOREY	DD1	U02
2.	VINOD SHARMA	DD1	U02
3.	MS. RITU BHALLA	ADVOCATE	RESPONDENT No. 1
4.	MS. JASLEEN OBEROI	ADVOCATE	RESPONDENT No. 1
5.	MR. SIDDHARTHA DATTA	ADVOCATE	RESPONDENT No. 1
6.	MR. DHRUV MADAN	ADVOCATE	RESPONDENT No. 1
Heard on CA 527/09 and CA 330/09. Prayers in CA 527/09 in Para 9 (a) & (b) are granted. In so far CA 330/09 is concerned, AGM for 2008-09 and 2009-2010 are permitted to be held within 3 months of finalisation and audit of the accounts for these years together.